UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934



			                    VIEW SYSTEMS, INC
 .
			 (Name of small business issuer in its charter)

		   FLORIDA			  		           59-2928366
(States of other jurisdiction of incorporation or organization)



   (I.R.S. Employer Identification No.)

925 W. Keynon Street , Suite 15, Englewood, CO				 80110
	(Address of principal executive offices)					(Zip Code)

Issuer telephone number (303) 783-9153

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on
which registered
		To be so registered					 each class is to be registered

		      N/A				     	 		        N/A





Securities registered under Section 12 (g) of the Exchange Act:

                             Common stock, par value $.001 per share


 (Title of class)




At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates is was
$3,301,038.00
(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Issuer had 4,166,767, 4,816,667, 5,595,667 as of December 31, 1998,
 March 31, 1999, and June 30, 1999, respectively.
DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g.,
part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c) under the Securities Act of 1933: None

VIEW SYTEMS, INC.

FORM 10 - SB

TABLE OF CONTENTS
												  PAGE
PART I


ITEM	1.	Description of Business	 . . . . . . . . . . . . . .        3

ITEM	2.	Managements Discussion and Analysis or Plan of Operation      10

ITEM	3.	Description of Property . .. . . . . . . . . . . . . . .	    15

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management    16

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons .   16

ITEM	6.	Executive Compensation  . . . . . . . . . . . . . . . . 	    19

ITEM	7.	Certain Relationships and Related Transactions  .. . . . . 	    20

ITEM	8.	Description of Securities. . . . . . . . . . . . . . . . 	    21

PART II

ITEM	1.	Market Price of and Dividends on Registrants Common Equity and
			Other Shareholder Matters . . . . . . . . . . . . . . . . . . . . .  22

ITEM	2.	Legal Proceedings  . .  . . . . . . . . . . . . . . . . . 	     23

ITEM	3.	Changes in and Disagreements with Accountants . .  . . . .	     23

ITEM	4.	Recent Sales of Unregistered Securities  . . . . . . . . .	     23

ITEM	5.	Indemnification of Directors and Officers  . . . . . . .  	     24

PART F / S

Financial Statements . . .  . . . . . . . . . . . . . . . . . . . 	      25

PART III

ITEM	1.	Index to Exhibits . . . . . . . . . . . . . . . . . . . . . .	 EX-1

ITEM	2.	Description of Exhibits .. . . . . . . . . . . . .

Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . 	   S-2
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VIEW SYSTEMS, INC.

FORM 10 - SB

PART I

ITEM	1.	Description of Business

	View Systems, Inc. (the Company) is a development stage Company, incorporated under the laws of Florida, on January 26, 1989, under the name of Beneficial Investment Group, Inc., changing its name to BIGI, Inc., on July 21, 1998, and to View Systems, Inc., on September 22, 1998.

	The Company has acquired all of the stock of three corporations that are now wholly owned subsidiaries. On October 6, 1998, the Company acquired all of the outstanding stock of RealView Systems, Inc. (RealView), a
 Colorado corporation, pursuant to an exchange whereby shareholders received 1.33 shares of non-registered, newly-issued restricted Company stock in exchange for 1 share of RealView stock. RealView had developed a software program for use in the real estate market, and had limited sales of this software program in that market. RealViews software program used some innovative software compression inputs, which we believed we could further develop for use with View Systems products. In addition, RealView had a license agreement with a related company, View Technologies, Inc., to license its compression software for use in non-medical markets and had relationships with scientists that we believed we could employ for the Companys benefit. (see Certain Relationship and Related Transactions, page 17)

On February 25, 1999, the Company acquired all of the issued and outstanding shares of Xyros Systems, Inc., a Maryland corporation, through a share exchange whereby 150,000 of the Company non-registered, restricted stock was exchanged for all of the shares of Xyros Systems, Inc. Xyros had developed a product called the RM-1600, which permitted remote monitoring and storage of video captured by video cameras. Xyros was a privately held development stage company that had generated limited revenues from the sale of its products and had an accumulated earnings deficit of $91,155.00 through December 31, 1998. The Company absorbed much of the Xyros staff and Xyros intellectual property, integrating the engineering from the RM-1600 products into the SecureView line of products.

	On May 25, 1999, the Comany acquired all of the stock of Eastern Tech Manufacturing Corp. in exchange for 250,000 shares of the Companys stock and cash payments or guaranties of cash payments to or for the benefit of Eastern Techs sole shareholder, Larry Seiler. Eastern Tech is a manufacturer of electronic hardware and assemblies and had been operating in excess of 15 years. Eastern Tech provides the Company with a captive manufacturer, as well as additional assets and revenues. Eastern Tech is implementing a quality control plan which is in compliance with the requirements of ISO 9002 and has consistently maintained high quality control standards in its contract production work for large commercial and governmental entities, having maintained certification under
MIL-I-45208 and MIL-STD-2000. Through the acquisition of Eastern Tech, the Company believes that it will be better able to demonstrate its ability to meet large orders of its products, to control the quality of its products, to manage its inventory, and to support its product.

	On November 16, 1998, the Company commenced a private placement of stock under Rule 504 of Regulation D, offering 666,667 shares of common stock for sale to qualified investors. The offering was successfully concluded on February 8, 1998, with the sale of 666,667 shares and total proceeds to the Company of $1,000,000. The total proceeds of the offering will be used by the Company to fund its operations and other capital needs for the coming year.
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Products

The Company has developed digital, as opposed to analog, closed circuit television (CCTV) systems, which permit cameras to be remotely monitored and the video captured by those cameras to be stored on hard disk. The Company has been improving the quality of the video, refresh rates and storage capabilities of its digital systems through engineering work, including, without limitation, innovative compression software routines.
 The Company is also adding features to its systems, which expand systems functionally, making the systems better overall security and surveillance systems that provides expanded customer solutions. In July
 1999, the Company introduced to the market the SecureView 4, which is a system that takes 4-camera inputs, and provides 4 alarm inputs, 4 outputs, and 4 relays.  In many ways the SecureView-4 embodies all of the engineering development work of the Company (including the companies we have acquired) to date.

The SecureView Line of Products

SecureView is a digitally recorded, remote monitoring system that allows a user to view its existing closed circuit television (CCTV) system from any location in the world. Using standard telecommunication lines, SecureView provides a user with the flexibility and peace of mind to maintain its business operations. From across town or halfway around the world a user is only a phone call away, from viewing its business. By combining industry leading video compression technology with any standard computer, SecureView? allows a user to take its business on the road.

The FaceView Solution

FaceView is a self-contained facial identification system using the most advanced Biometrics technology to provide one of the highest levels of security available. This easy to use system compares an individuals face print to a database of previously approved faces, then delivers a quick and accurate identification. By using ViewSystems SecureView a user can administer this FaceView application across town or half way around the world. The Company licenses facial identification and database software from industry leading facial identification software vendors, in order to offer the FaceView solution.

The CareView Solution

Parents rising concerns about the safety of their children at home with a baby sitter or nanny, in day care centers as well as the treatment of a loved one in a nursing home have created the need for a way of monitoring activities in these facilities. The Company is developing the CareView system as an ideal option for the day care facility, which may even provide an additional revenue source for the facility. A childs parent can access the day cares Web Site and immediately be able to see their child.
More than reassurance, this middle of the day check on their child can be a way of marketing the facility to potential clients.

In addition to these products, the Company has begun work on a low-priced retail product that allows a user to capture camera output from a single camera and view it remotely. The Company is also developing a low-cost product, which acts as a digital storage device fitting existing CCTV systems and replacing VCRs as the CCTV storage medium.

The Companys family of products offer government, military and law enforcement agencies, commercial security professionals, and other private businesses and citizens a dramatically enhanced surveillance capacity utilizing innovative compression and decompression of digital inputs. It also offers a more efficient and economical method to store, search and retrieve historically stored data.
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Surveillance devices are common today and are generally used as a proven method for protection and risk management. They are routinely used in military, law enforcement, residential, commercial, and industrial applications. The most common surveillance systems used today capture video and sound data and then transmit them to a VCR where the information is monitored and stored in tape format. This provides a historical record that could then potentially be used for information, identification, legal or insurance purposes.

The current technology system for the real-time transmission of video data is the analog closed circuit television (CCTV) system. This requires cabling between the data generator (some type of camera) and a tape recording device (a VCR) at the receiving end for archiving. However,
 VCRs are expensive to maintain, tape images degrade overtime and tapes are burdensome to store. VCRs are also inefficient to search and review images post-incident. This type of video/sound recording is not compatible with remote access because there are significant time delays associated with recording analog data on tape, transmitting or hand-carrying it and later accessing it. Thus, much of the information captured by an analog CCTV system, becomes stale and unusable to make immediate critical decisions.

The Company has identified the following key potential markets for its digital surveillance and security systems: (1) all branches of the military services, (2) federal, state and local law enforcement agencies, (3) commercial security companies, and (4) the residential home security market.

Residential

	The residential home security market encompasses both commercial companies installing either self-contained or centrally monitored systems and also the do-it-yourself market. While not as large or as lucrative as the commercial market, the residential market still represents a large market potential. The major obstacle to marketing in the residential market is convincing the individual homeowner of the need for investing in a security system which would include such items as an alarm and surveillance system, perimeter monitoring systems and hidden monitoring of the activities of persons in the household, such as a care cam or nanny cam.

	Utilizing the Companys technology, individuals can run their own perimeter and interior surveillance systems from their own home computer and can remote monitor real-tine action at their homes through a modem.  Thus, there is the capability to make real-time monitors wireless.  In turn, this reduces the expense and time of the home installation and makes installation affordable for a majority of homeowners.

	An additional advantage of the Companys technology is that it allows for the storage of information on the home computer and does not necessitate using a VCR and high capacity VCR tapes.
Also, it allows for wireless installation of input devices, making concealment easier.

Commercial

	Company management believes that the
 commercial market represents the greatest potential for sales of its enhanced surveillance products. Commercial businesses have already realized the need for using surveillance devices for protection. As such, sales resistance is generally lower as the commercial customer is more educated. The major use for the Companys technology would be monitoring. This provides observation of facilities for protection of employees, customers, and assets, which result in the curtailment of crime and loss prevention, by employees and others.  It would also reduce employee theft, violence in the workplace, fraud, white collar crime and provides proof of who may have committed the offense. The market for this technology is the same as the current market for analog CCTV systems, and would include hospitals, schools, museums, retail manufacturing, and warehousing.
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	The benefits, which the customers derive, are plentiful. It reduces the requirements for a physical guard force and a lesser number of security personnel can monitor, verify, and respond to tripped alarms.
It also provides companies such as ADT, Brinks, and Ameritech another capacity to remotely monitor facilities.
	Another potential use for the Companys technology is where there is a temporary requirement for real-time surveillance in areas where an analog
 CCTV system is impractical or impossible. Examples of this condition are special events, concerts, and conventions; the Companys systems reduce the need for a large guard force and provides unobtrusive monitoring of these events. The Companys systems provide for the rapid deployment and recovery of devices while minimizing the likelihood that the observation device will be avoided or neutralized.

Law Enforcement

	The gathering of video image and data images is commonplace in todays law enforcement environment. The data is used to protect both the law enforcement officer and the suspect. It is also used as a historical record for prosecution and event verification.

	The Companys technology can be used for stakeouts, remote monitoring of areas and as such, there is a big potential market with federal law enforcement agencies. Some of the lesser-known agencies, such as the National Park Service and the Department of Forestry are required to monitor large areas and yet have limited personnel to do so. The Companys monitors are the solution to this manpower problem. The Companys monitoring devices can be engineered so that they transmit only when an alarm is triggered.

	Another use for the Companys products is with robotics. More than ever, robotic units are used to investigate and disarm potential explosive devices. These robots are guided by a closed circuit video system, which are limited by the required cabling. The Companys technology eliminates this problem.

Military

	The Company believes that there are numerous applications for the use of the Companys technology in the areas of combat survivability, command and control systems and the gathering and dissemination of intelligence.
Generally, intelligence can be gathered through human or mechanical means.
  Special operations units (SEALS, Special Forces, Marine Recon, etc.)
 currently use digital cameras to capture information. The technology to send this information in an ever-changing battlefield, is limited. The
Companys deployable systems provide the capability to transmit real-time information video to enhance decision-making capabilities of persons not present and thereby give instantaneous information to military forces in the battlefield.

Another use for the Companys technology is that it can provide immediate post-strike damage assessment capability without requiring reliance on human, overflight and satellite confirmation. This makes an immediate second strike possible in the event that a target was not sufficiently neutralized.

 Availability of Materials and Supplies
	The Company has developed the operating software used on its systems and it has designed the hardware for its systems. It licenses facial identification software and compression software, under terms derived from strategic business relationships that have been developed over time.
 The hardware, integrated into the Companys systems is freely available from a number of different vendors, and we do
-6-

not anticipate any problems obtaining the supplies necessary to build the Companys products. Eastern Tech has long been in the business of procuring electronic components from vendors and assembling then into larger systems.

Production

The engineering and manufacturing facility for Views products is an
8,000 square foot facility located at:	9693 Gerwing Lane Suite 0
Columbia, MD 21046

The Company will engineer, manufacture, assemble and ship from this facility.

Market

	The market for the SecureView line of products is believed to be $2,000,000,000 per year, with this market size increasing at a rate of 13 - 17% per year. The market consists of replacement of existing analog CCTV components, including VCR recording devices and multiplexers, and new system demand because of the increased functionality inherit in the SecureView digital systems. The SecureView products are aimed at the residential, commercial, government and law enforcement markets, being set at price points which are cost effective and affordable for end users wishing to provide surveillance and security systems in their operations.
   The Company will distribute its SecureView products to these markets through a network of value-added resellers, OEMs and strategic partners.
  The Company currently has ongoing VAR agreements with 14 small and medium sized domestic and international resellers and is actively selling its products domestically and internationally. The Company is also in discussions with some very large security and law enforcement integrators about VAR and OEM distribution agreements. In the short term, we will rely on our existing value added reseller network to generate sales revenue; ultimately, however, we believe we will have to be successful in negotiating VAR and OEM agreements with the larger companies. Although discussions are progressing nicely with large VAR and OEM distributors, there is no assurance that the Company will be able to reach and maintain these agreements.

	The Company is also developing products for retail sale through retail distributors such as CompUSA, Best Buy, and Circuit City. These products will be priced at a level which is attractive to retail consumers. These products will contain much less functionality than the SecureView line of products, permitting a user to simply remotely access the video output from one camera. Similarly, the Company is developing a low cost VCR replacement system that will fit existing analog CCTV systems. The market for these products is estimated at in the billions per year, and is expected to grow at a rate of 12 - 20% per year.

	The market for CareView is estimated at $500,000,000 per year, with extensive growth anticipated over time. These products are aimed at users of day care centers and senior citizen care facilities. These populations are the largest growing segments of the population. As the public becomes increasingly comfortable with computer use and multiple computers become more commonplace in the home and office, the Company expects market demand for this type of service to expand significantly. The Company will attack this market through its reseller network, which, in turn, will derive significant recurring revenue from servicing these systems.

	The Companys subsidiary, Eastern Tech, has been in operation for over fifteen (15) years and has an established base of clients for which it has long done business. Traditionally, Eastern Tech has done approximately 60% of its business for the commercial sector and 40% of its business for the government sector. Eastern Techs diverse clients include Hewlett-
Packard, IBM, Martin Marietta, Aero & Naval Systems, Maryland Government
 Procurement Office, Lockheed Martin, and John Hopkins Applied Physics Labs under contract to NASA.

	The market for manufacturing and testing services of the Companys subsidiary, Eastern Tech, is well established and is estimated to be in the billions of dollars. This market is subject to cyclical swings. Currently, the market demand for electronic manufacturing and engineering design services is very good, and Eastern Tech plans to take advantage of this climate to leverage Views engineering resources into new and expanded service offerings and to expand its manufacturing base of clients and business.

	Historically, Eastern Tech has limited itself to the multimillion dollar electronic component assembly and testing market in the Baltimore-Washington area; however, it plans to expand its marketing to provide assembly services in other geographic regions in this country and internationally.
  Moreover, the Company plans to expand Eastern Techs service offerings to include engineering design services.
The market for these services is estimated to be in the billions of dollars.
 The Company believes that it will be limited in its market share only by the size of its production facilities and the size of its engineering human resources. The Company plans to aggressively pursue market share, and expand production capacity to enable it to capture this market share.

Competition

	There are a number of companies producing products that provide capabilities similar to the Companys security and surveillance products. Many of these companies are better financed and larger than View Systems and some of them, such as Sensormatic, Javelins
 (ADEMCO) Rapid Eye and Prisim have been working in the CCTV market for many years and are well established.

	However, the introduction of digital technology to video surveillance and security systems levels the playing field significantly. Many of the established CCTV companies have approached the design of their digital CCTV products from the standpoint of integrating to their existing security and surveillance product offerings. As a result, these systems are closed, not easily intergratable with other equipment and capable of upgrades as technology improves. The Company does not have the baggage of having already been in the analog CCTV system market and its engineers have computer backgrounds. As a result, it has designed its systems so that they are open, compatible with other digital and analog systems, and easily adaptable to technological advances that will inevitably occur with digital technology.

	The Company believes that the functionality of the software for its systems and the quality of the video transmitted by its systems make its security and surveillance systems superior to those in their class. The Company hopes to take advantage of the superiority of its systems in this rapidly evolving new market to establish itself as an industry leader, and perhaps an industry standard, for digital video security and surveillance systems.

	Many of the competitors to the Companys subsidiary, Eastern Tech, provide greater engineering services than those currently being provided by Eastern Tech. By providing these services, these competitors put themselves in a better position to obtain manufacturing contracts. Essentially, these competitors leverage off of their engineering services to attract and grow their manufacturing business and vice versa. Eastern Tech will be focusing on building its capacity to deliver these services through use of the engineering staff of View Systems. With the current robust state of the economy, the demand for engineering design, development and manufacturing services is at a high level. Therefore, Eastern Tech should be well positioned to expand its sales revenues in its core business of manufacturing and in complementary engineering design and development services.

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Research and Development

	The Company has spent approximately $200,000.00 in Research and Development
 (classifying engineering wages and development equipment as Research and
 Development) and continues to refine its product line.  In addition, the
 Companys wholly owned subsidiaries Xyros and RealView have
collectively spent approximately $200,000 in product research and development, much of which has been integrated into the Companys products, (classifying engineering wages and development equipment as
Research and Development).

Patents and Trademarks

All trade identifiers for Views products have trademark protection.
The Company has not applied for patent protection for its products, although it plans to apply for patent protection for some components of its products. The designs integrated into its products are copyright protected and the Company has taken steps to keep the designs confidential, protected trade secrets. Toward this end, the Companys normal policy is to enter into agreements with its business partners, employees, contractors, and others.
The Company has instituted steps in its operations to make sure its designs are kept confidential. While the Company has taken actions to protect its proprietary assets, no complete protection is ever available. Investors will have to make a judgment upon the experience and abilities of the management and employees of the Company as opposed to any valuation upon intellectual property.

Employees

  	Presently, the Company currently employs 9 full time employees and 5 contractors who work on substantially a full time basis for the Company.
  In addition, Eastern Tech employs 13 full-time employees. Management intends to hire additional employees as needed and as funds are available.
  In the case of new hires, they will be paid prevailing wages. The Company also will use contract services that will preclude the necessity of hiring full-time employees where it is in the businesss best interest.

Facilities

The Company has an executive office at 925 W. Kenyon Street, Suite 15,
 Englewood, CO 80110 and the Company also leases engineering and manufacturing facilities at 9693 Gerwig Lane, Suite O,
Columbia, MD 21046

Legal

	The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.
Certain assets of the Companys wholly subsidiary, Eastern Tech, are the subject of a civil asset forfeiture action initiated by the Federal Bureau of Investigation, Washington Field Office (the FBI). On March 12, 1999 the FBI seized one corporate bank account holding $63,572.21 titled in the name of Eastern Tech and a 1996 Chevrolet Tahoe and bank account holding $43,321.49 titled in the name of Larry Seiler. Both Mr. Seiler and Eastern
 Tech are contesting the asset forfeiture action and the matter has been referred to the U.S. Attorneys Office for the District of Columbia.

The U.S. Attorneys Office for the District of Columbia and the FBI are
 investigating Eastern Tech and Mr. Seiler in connection with certain subcontracts Eastern Tech performed in 1996 and 1997 for Boeing, Inc., which in turn was performing contracts with the National Space & Aerospace Administration (NASA). In seizing the assets, the FBI has alleged that Eastern Tech and Mr. Seiler paid kickbacks in connection with the Boeing contracts and laundered moneys paid from this contract. Mr. Seiler and Eastern Tech vigorously contest these allegations and are prepared to take whatever actions are necessary to recover the seized assets. No civil or criminal proceedings have been initiated with regard to this on-going investigation.

The Companys officers and directors are aware of no other threatened litigation, which would have a material, adverse effect on the Company.


ITEM	2.	Managements Discussion and Analysis or Plan of Operation

Overview
The Company was in developmental stage and achieved only nominal operation until November 1998, when the Company acquired RealView, Inc., in exchange for approximately 2,000,000 shares.
Thereafter, the Company began the development of the SecureView line of products which permits cameras to be remotely monitored and the video captured by those cameras to be stored on hard disk, and received its first sales revenue in March, 1999. The Company has recently introduced the SecureView-4, which is a system that takes a 4-camera input, and provides 4 alarm inputs, 4 outputs, and 4 relays. In many ways, the SecureView-4 will embodies all of the engineering development work of the Company (including the companies required) to date, and the Company believes the market acceptance of this product will be great. The Company intends to market this product in the commercial business, law enforcement, government, and military markets.

	The acquisition of Xyros System, Inc., a Maryland corporation, added staff and intellectual property. Xyros had developed a line of products, called the RM1600, and these products have been incorporated into the SecureView product line. The Company has accounted for the acquisition of Xyros under the pooling of interest method.

	The May 25, 1999, acquisition of Eastern Tech Manufacturing Corp., allowed the Company to acquire strategic assets and human resources. Eastern Tech provides the Company with a captive manufacturer that enables the Company to better manage quality control of its products. Eastern Tech is implementing a quality control plan which is in compliance with the requirements of ISO9002 and has consistently maintained high quality control standards in its contract production work for large commercial and governmental entities, having maintained certifications that it produces in accordance with MIL-I-45208 and MIL-STO-2000. The Company accounted for this business combination under the purchase method.

Net Operating Loss

	The Company has accumulated approximately $406,486 of net operating loss carryforwards as of December 31, 1998, which may be offset against taxable income and income taxes in future years.
The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2013. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998, or for the three months ended March 31, 1998.

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Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of
 Financial Accounting Standards No. 129 Disclosures of Information about an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15,
Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no.
129 establishes standards for disclosing information about an entitys capital structure. SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997.
  Their implementation is not expected to have a material effect on the financial statements.

	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, Reporting Comprehensive Income and SFAS no. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS no. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS no. 131 supersedes SFAS no. 14 Financial Reporting for Segments of a Business Enterprise. SFAS no. 131 establishes standards on theway that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

	In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements.
Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Companys periodic report filings with the Securities and Exchange Commission.
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Quarterly Trends.
	The Company expects revenues to grow significantly in the third and fourth quarters of calendar year 1999, and continue growing rapidly in the year 2000, after which the Company expects revenues to assume a steadier, slower growth.  The security industry has traditionally been served with CCTV analog systems, which are inferior in terms of performance and cost to a digital system like SecureView. As a result, many large security system integrators, commercial and government parties are currently looking for digital systems that provide remote video access, programmable, unattended smart security features and enhanced video storage. Accordingly, the Company believes that there is an immediate market opportunity for the SecureView product line and the Company is well positioned to take advantage of that market opportunity. The Company believes that much of its sales growth will be driven by significant revenue growth in the SecureView line of products. In addition, the Company expects to see sales revenue growth in the manufacturing operations in Eastern Tech, as Eastern Tech hires additional personnel to manage production and quality control thereby freeing up resources to focus more on sales.
We believe that there is a significant market need for design-engineering services, especially when such services can be combined with manufacturing services. Many of Eastern Techs manufacturing competitors offer engineering services. Eastern
 Tech will be moving into design engineering work, and the Company expects the addition of this additional service offering in Eastern
 Tech will boost sales revenue.

Liquidity and Capital Resources

	Since the Companys inception, the Company has funded its cash requirements through equity transactions. The Company used the funds from those transactions to fund investments in, and
acquisition of, technology, assets and companies, to provide working capital and for general corporate purposes, including paying expenses the Company incurred in connection with the development of the SecureView line of products.  As of the year ended December 31,
1998, the Company had current assets of $275,070.00, and total liabilities of approximately  $270,986.00, resulting in a stock equity of
$4,084.00.  Losses have been funded in part by small loans from two shareholders totaling $125,000.00 and a $75,000.00 revolving
 bank line of credit.   Following the acquisition of RealView, beginning
 in November 1998, we conducted an offering of securities under Regulation
 D, Rule 504 promulgated by the U.S. Securities and Exchange Commission.
This offering was fully subscribed and closed on February 8, 1999, and the
 Company sold 666,667 shares for a consideration of $1,000,000.00, which provided a significant source of operating capital and capital used to acquire and consolidate RealView, Xyros and Eastern Tech. During January and February 1999, the Company received most of the proceeds of the Rule
 504 offering. As a result, as of March 31,1999, the Company had total assets of $859,898.00 The Companys total liabilities as of that date were $272,069.00, and the stockholders equity was $587,829.00. The Companys current assets at March 31, 1999, totaled $665,357.00.

Year 2000 Compliance

	The Company is reviewing its computer systems and operations, as well as the components forits systems, to determine the extent to which the business will be vulnerable to potential errors and failures as a result if the Year
 2000 problem.  The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits)
 to define applicable years.  On January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses only two digits to represent the year, could recognize a date using 00 as the year 1900, rather than the year 2000.  This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities.  These failures, miscalculations and disruptions could have a
material adverse effect on our business, operations, and financial conditions.  The Companys software and hardware components in its systems are Y2K compliant, and the Company is taking steps to make sure its developed systems are Y2K compliant and the system components are Y2K compliant.

	The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company does not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems.
Although the Company does not anticipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

	The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.
	Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Companys operation.

Results of Operations

	A summary of our audited balance sheets for the years ended December 31, 1997, and 1998, and the interim statements for March 31, 1999, are as follows:

	Ended					Years ended December 31,		Interim Period
						1997			1998		March 31, 1999
	Cash/Cash Equivalents			$      7		           $	169,899	          $
399,867
	Current Assets			     	 3,097			191,735
	665,357

	Total Assets			 	$62,457	           	           $275,070	          $
	859,898

	Current Liabilities		 	$24,685	                        $	270,986	          $
	272,069
	Total Liabilities			   	  24,685		             270,986
	272,069

	Total Stockholder Equity	 	$37,772	                         $   4,084
587,829
	Total Liabilities & Stockholders Equity	$62,457			275,070
	859,898

Summary Revenue Statement
	The following summarizes the results of the Companys operations for the years ended December 31,1997, and 1998, and 1999, for the interim period ended March 31, 1999.

CONSOLIDATED STATEMENTS OF OPERATIONS

										Cumulative from
										  	from
				Three Month Ended		Years Ended	       January 26, 1989
		         		 March 31,       March 31,	December 31,	          (Inception) to
				     1999	                1998	           1998	  1997	        March 31,
1999
		      	             (Unaudited)     (Unaudited)

REVENUE:
Sales and Other Income		$  19,117	$  -	      $ 31,438	$   -		$
50,555
Cost of Goods Sold		      1,206	$  -	         20,891	     -		     22,097

GROSS PROFIT ON SALES	    17,911	    -	         10,547	     -		     28,548

OPERATING EXPENSES:
Advertising and promotion	        -                    -
Automobile			          65               -                      -
Depreciation			            8	   -                      -                 -
Dues and subscriptions		        219  	   -                      250	     -
Insurance			     1,108	   -                   1,268	     -
Interest				    6,477		     114	        10,054	    233
10,337
Miscellaneous expense		       844		      27	          1,343	     -
27,556
Office expenses			  34,701		   -               106,375	  2,264
135,008
Professional fees		  61,974		   -                 10,819	  5,054
60,130
Consulting			    2,657		   -                 45,415            -
45,415
Rent				    3,900		  2,295	        52,204	  8,375
67,397
Repairs and maintenance	    1,960		   -	             -                 -
3,570
Research and development	    2,698		   -                      -
Salaries and benefits		  49,429		   -                      -                 -
Travel and entertainment	 11,893		    178            13,465           720
Utilities				   3,983		      64              4,246	   2,443		   11,450

	Total expenses	           181,916		  3,308	       254,104	 24,837		 434,944

NET LOSS		       $(164,005)	           $(3,308)	    $(243,557)  $(24,837)


LOSS PER SHARE:
Basic				(.04)		(.001)	        (.06)	 (.01)

Diluted				(.04)		(.001)	        (.06)	  (01)

Plan of Operation
	We have devoted most of our resources since inception of operations to the research and development of the SecureView line of products, the development of marketing and sales infrastructure, the development of production capability and the development of brand awareness of SecureView.

Although the Company has been selling products since March of 1999, the Company is still developing these products and has generated limited revenues. As of March 31, 1999, the Company had an accumulated earnings deficit of approximately $570,419. The Company expects the operating losses to continue until the Company develops a sufficient network of reseller, OEMs and strategic partners generating sales revenues to cover our operating expenses.
The Company is currently conducting an offering under Rule 505 and will use the cash raised from the sale of securities in the offering, to bring the SecureView-4 to market, to continue the Companys product development efforts, to expand the Companys sales, marketing and promotional activities for the SecureView line of products, and to increase the Companys engineering, production management, quality control, and customer support staff. The Company operates in a very competitive industry that requires continued large amounts of capital to develop and promote its products. Many of the Companys competitors have significantly greater capital resources. The Company believes that it will be essential to continue to raise additional capital to compete in this industry.

The Company needs to raise external capital in the future.  The amount of capital the Company will need to raise in the future, will depend upon many factors, including, but not limited to, the rate of sales growth and market acceptance of the Companys product lines, the amount and timing of our necessary research and development expenditures, the amount and timing of our expenditures to sufficiently market and promote the Companys products and the amount and timing of any accessory product introductions. In addition to accessing the public equity markets, the Company will pursue bank credit lines and equipment lease lines for certain capital expenditures. However, there can be no assurance that the Company will be able to access the capital it needs. The Company currently estimates it will need between $7,000,000 - $12,000,000 million to fully develop all of its products and launch its expanded business operations and in accordance with its current business plan.
  The actual amount of capital the Company will need to raise will depend on a number of factors, including (i) the Companys ability to negotiate favorable prices for purchases of necessary parts and assemblies, (ii) the number and composition of its resellers, OEMs and strategic partners, (iii) the prices the Company can obtain for its products and services and costs of servicing its products and delivering its services, (iv) changes in technology.
 In addition, the Companys cost and revenues could vary from the amounts the Company expects or budgets, possibly by a material amount, and those variations are likely to affect how much additional financing the Company will need for its operations. Accordingly, there can be no assurance the Companys actual financial needs will not exceed the amounts available to them. To the extent that the Company acquires the amounts necessary to fund the business plan through the issuance of equity securities, current shareholders may experience dilution in the value per share of their equity securities. The acquisition of funding through the issuance of debt could result in a substantial portion of the Companys cash flows from operations being dedicated to the payment of principal and interest on that indebtedness, and could render the Company more vulnerable to competitive and economic downturns.


ITEM	3.	Description of Property
The Company leases an executive office at 925 W. Kenyon Street, Suite 15,
 Englewood, CO 80110 and the Company also leases engineering and manufacturing facilities at 9693 Gerwig Lane, Suite O, Columbia,
MD 21046. The Company does not have current plans or policies to invest in real estate.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Companys knowledge, as of June 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

      Name and 			Position		Title of 		Amount of 	Percentage
      Address						Class		Shares
(1) Gunther Than	  	President/CEO, 		Common	1,271,800
22.7%
(2) 28 Dekker St.		Director-View Systems
      Golden, CO 80401		VP, Director-Eastern Tech

     Andrew L. Jiranek		Vice President,		Common	100,000	     	    1.8%
     10426 Falls Road		Secretary, General Counsel-View Systems
     Cutherville, MD 21093	Vice President-Eastern Tech


     David Bruggeman		Vice President-		Common	87,000		     1.5%
     6529 Quiet Hours #103	Xyros Systems, Inc.
     Columbia, MD 21045	Vice President-Eastern Tech

     Lawrence Seiler		President-		Common	300,000	    	       5%
     13312 Royden Court		Eastern Tech
     Elliot, MD 21042

     Management as a Group					1,758,800	     31%
 (1)Leokadia Than, Gunther Thans mother  Common                   200,000
 (2)Linda Than, Gunther Thans wife-	  Common                         166,700



ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

Gunther Than			President, CEO, Director-View Systems
28 Dekker St.			VP, Director-Eastern Tech
Golden, CO 80401

Dr. Martin Maassen		Director-View Systems
1340 Fawn Ridge
West Lafayette, IN 47906

Dr. David Barbara		Director-View Systems
2508 Rainbow Drive
Lafayette, IN 47904



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Dr. Michael L. Bagnoli		Director-View Systems
2020 Union St., #200
Lafayette, IN 47904

Andrew L. Jiranek		Vice President, Secretary &
10426 Falls Road		General Counsel-View Systems
Lutherville, MD 21093		Vice President-Eastern Tech

Bruce Lesniak			Director of Corporate Development
	West 303 North 3211		View Systems
Timber Hill Court
Pewaukee, WI 53072

Larry Seiler			President-Eastern Tech
13312 Royden Court
Ellicott City, MD 21042

John Curran			Vice President-Eastern Tech
6927 Decatur Street
Hyattsville, MD 20784

David C. Bruggeman		Vice President-Xyros
6529 Quiet Hours #103		Vice President-Eastern Tech
Columbia, MD 21045

Gunther Than, President, CEO, Director-View Systems; director, VP-Eastern Tech A graduate of the University of Wisconsin, with a dual degree in Engineering Physics, and Applied Mathematics, Mr. Than has developed a reputation for profitable solutions to broad based business problems, using the latest computer technology. As a vice president of
Patterson Dental Corporation (the largest dental supply house in the world), he was instrumental in securing $48 million in a leverage buy-out purchase of the company from Beatrice foods. The system changes engineered by Mr. Than at Patterson Dental facilitated repayment of the LBO debt in less than five years. With hands-on experience in bringing projects from R&D through prototype and on to final delivery, Mr. Than has been instrumental in developing ViewSystems as a public company. Mr. Than is leading a full bore campaign to build the company through acquisition of businesses that will enhance View Systems product line and showcase the Companys innovative technology.

Andrew L. Jiranek, VP, Secretary, General Counsel-View Systems;
 VP-Eastern Tech
Mr. Jiranek has extensive experience in working with emerging companies in the high technology industry and has long counseled on the business issues commonly confronting these companies. Mr. Jiranek will assist the Company with corporate governance, securities compliance, mergers and acquisition, strategic partnering, business development, licensing and other contractual issues, including bid proposal, and employment matters. He will also represent management on the ISO certification, quality control process within Eastern Tech. He is a graduate of William and Mary Law School and received an Economics Degree from Princeton University.

Bruce Lesniak, Senior Vice President of Corporate Development- View Systems Mr. Lesniak has been active in the security industry for over 15 years. The last 14 years were spent with industry leader ADT Security Service. His most recent role, as National Director of Business Development, aligned him with the industries highest profile accounts. As a Senior Executive with ADT, he was instrumental in driving market growth as he guided sales and marketing, implemented numerous new product releases, and directed the largest and most profitable region in the company. Mr. Lesniak will assist View Systems in developing strategic business plans, creating strong partner alliances and building the sales and marketing infrastructure.

David C. Bruggeman, Vice President  Xyros Systems; VP, Eastern Tech
Mr. Bruggeman is responsible for overseeing the hardware design and product development for the SecureView line of remote interactive video monitoring and surveillance products, as well as CareView, FaceView the VCR replacement products and the products the Company is developing for the low-end consumer retail market. Mr. Bruggeman has been designing in the computer industry for over 37 years, with an emphasis on video and audio products in the past ten years.  Prior to joining the View team,
 Mr. Bruggeman was director of international business development for Guold Computer Systems, a large multinational corporate conglomerate and vice president of product management for a large publicly traded video teleconferencing company.

Lawrence Seiler, President- Eastern Tech
Mr. Seiler has successfully operated Eastern Tech for over 15 years, during which time Eastern Tech has had annual revenues of between $800,000 and $3,000,000. While at Eastern Tech, Mr. Seiler has provided senior management to a work force of between 20 and 40 persons. Prior to founding Eastern Tech, Mr. Seiler held management positions at MACOM Telecommunications Co., Litton Co., Amecon Division and Singer Company, Kearlott Aerospace Marine Division. Mr. Seiler received an Electrical
 Engineering degree from New Jersey Institution of Technology in 1978 and a Master of Science (Managerial Option) from John Hopkins University in
1984.

John Curran, Vice President  Eastern Tech.
Mr. Curran has thirty years of diversified Electronic and Electromechanical
 Manufacturing Engineering experience. Mr. Curran specializes in Start-up Manufacturing Operations, Productivity, and Quality Assessments. Mr. Curran
 formerly held management position at Ant Telecommunications, Inc., as a Production Manager, Gould, Inc., as the Director of Operations, and Novatak, Inc., as Director of Manufacturing.

Dr. David Barbara, Director-View Systems
Dr. Barbara had held a variety of executive positions with hospitals in
 Lafayette, Indiana and has been a surgeon with a 120-physician multi-specialty clinic since 1986. He holds a BA from Xavier University and
 MD from the University of Kentucky, and is a board-certified surgeon.

Dr. Michael L. Bagnoli, Director-View Systems
Dr. Bagnoli holds (dual/joint) degrees as a medical doctor and a dental specialist. Since 1988 he has practiced dentistry in the specialty area of oral and masiofacial surgery. Dr. Bagnoli was founder, CEO and president of a successful medical products company, Biotek, Inc., which sold to a larger interest in 1994.  His combination of professional training and success in entrepreneurial business brings unique and valuable strength to View.

Dr. Martin Maassen, Director-View Systems
Dr. Maassen is a board-certified physician in Internal Medicine and Emergency Medicine and has served as a Staff Physician in the Emergency Departments of
 Jackson County, Deaconess, Union and St. Elizabeth hospitals in Indiana since 1977. In addition to practicing medicine he maintains an expertise
 in computer technologies.   He has a Bachelors and a MD degree from
Indiana University.

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ITEM	6.	Executive Compensation

Gunther Than, President, CEO, Director
Mr. Than has an executive employment agreement for $6000.00 per month and 300,000 shares of the issuers common stock in exchange for a restrictive covenant-not-to-compete or solicit Company employees.
 Said employment agreement will continue in effect unless terminated by either Mr. Than or the Company on a sixty-day notice. Mr. Than also participates in the Companys restricted share plan for 300,000 shares.

Andrew L. Jiranek, Secretary, Vice President, Corporate Counsel
Mr. Jiranek has an employment agreement for $5000.00 per month. Said agreement may be canceled on sixty days notice by either party. Mr. Jiranek has also participated in the Companys restricted share plan for
 100,000 shares.

Bruce Lesniak, Director of Corporate Development
Mr. Lesniak has an engagement agreement for $4,000.00 per month, plus he receives options to purchase 4,000 shares of the Companys stock at a nominal price. Mr.Lesniak has also participated in the Companys restricted share plan for 140,000 shares.

Lawrence Seiler, President  Eastern Tech Manufacturing Corp.
Mr. Seiler has an employment agreement with Eastern Tech Manufacturing
 Corp., with compensation set at $5,000.00 per month. Mr. Seiler also has a sales representative contract continuing in full force and effect until terminated on thirty days notice by either party. Mr. Seiler also receives sales commissions equal to 5% of the sales he procures for Eastern Technology and View Systems.

David C. Bruggeman, VP  Xyros Systems, Inc.; VP-Eastern Tech
Mr. Bruggeman has an employment agreement with View Systems, Inc., whereby he receives $6,000.00 per month, which agreement may be canceled by either party on thirty days notice.
Mr. Bruggeman has also participated in the Companys restricted share plan for 48,000 shares.

John Curran, VP-Eastern Tech Manufacturing Corp.
Mr. Curran has an employment agreement with Eastern Tech Manufacturing Corp. whereby he receives $5000.00 per month, which agreement may be canceled by either party on thirty days notice.

Martin Maassen, Director-View Systems
Mr. Maassen received $21,000.00 in consulting fees from View Systems prior to becoming a Director of View Systems. Currently, he does not receive renumeration for his service as a Director of View Systems.

There are no annuity, pension, or retirement benefits proposed to pay officers, directors, or employees of the Corporation in the event of retirement pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries.

No remuneration other than that reported in this paragraph is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.



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ITEM	7.	Certain Relationships and Related Transactions

Gunther Than, Director, President, and CEO of View Systems; Vice President
 and Director of Eastern Tech, acquired 1,046,800 shares of common stock as a result of the Companys acquisition of RealView Systems, Inc. He also acquired 300,000 shares under the View Systems,Inc., 1999 restricted share plan and 300,000 shares in exchange for a restrictive covenant-not-to-
compete and a non-solicit employees and customers. Mr. Than has also received loans from View Systems totaling $67,719.35, as of March 31, 1999. On May 27, 1999, the Company redeemed 25,000 of its shares held by Mr. Than at a price of $2.00 per share.

Andrew L. Jiranek, Vice President, Secretary and General Counsel of
 View Systems; Vice President of Eastern Tech, received 100,000 shares of common stock under the Companys restricted share plan. Prior to becoming employees by View Systems, Mr. Jiranek had received consulting fees of $5000.00 from View Systems.

David Bruggeman, Vice President of Xyros Systems and Vice President of Eastern Tech, is the beneficiary under the Companys restricted share plan of 48,000 shares of the Companys common stock. He also received 39,000 shares in the Xyros share exchange.

Bruce Lesniak, Director of Corporate Development, has received 140,000 shares under the Companys restricted share plan.

Thomas Weiss, employee, is the beneficiary of 3,250 shares under the Companys restricted share plan. He also received 3,000 shares under the Xyros share exchange.

Martin Maassen, Director, received $21,000.00 in consulting fees from View Systems prior to becoming a Director of View Systems.

Vincent C. DeCampo, employee, is the beneficiary of 3,000 shares under the Companys restricted share plan. He also received 5,250 shares in the
 Xyros share exchange.

Linda Than, the wife of Gunther Than, a non-salaried employee for the Company, is the beneficiary of 100,000 shares under the Companys restricted share plan and was the recipient of 66,700 shares of the issuers common stock in the RealView share exchange.

Lawrence Seiler, President of Eastern Tech, has acquired 250,000 shares through the Companys acquisition of all of his shares in Eastern Tech and subsequently, Larry Seiler acquired additional 50,000 shares. Mr. Seiler has also accepted 170,000 shares in exchange for the Companys cancellation of indebtedness totaling $388,123.51.

View Technologies, Inc., a privately held Colorado corporation founded in 1994, is a related company. It was founded and organized by Gunther Than, President, Chief Executive Officer and Board Chairman of View Systems,
 Inc. View Technologies produces software and hardware products used in computer networks, which transmit and store diagnostic medical imagery.
 View Technologies also integrates these products in customer installations, thereafter supporting the installed base. View Technologies has been mainly involved in research and development since its incorporation in 1994, principally in the area of compression/decompression of digital files containing diagnostic medical imagery. At the current time, View
 Technologies is supporting
-20-
two beta sites, at John Hopkins Bayview Medical Center in Baltimore,
 Maryland and St. Vincents Hospital in Indianapolis, Indiana; although it plans a product rollout in the cardiac care area in the third and fourth quarters of 1999. It also licenses a software package it has created for use in the veterinary industry to an exclusive distributor, Veterinary Imaging Centers, Inc., an Ohio corporation. Royalties from the licensing of this software product have been steadily increasing; however, currently only approximately
 50 copies of this software have been licensed and are in use.

View Technologies, has developed its own software for compressing digital files containing sound and image data. View Technologies, Inc.
 has licensed this software to RealView Systems; however, it is believed that this software will be unsuitable for integration into View Systems products because it has been optimized for medical imagery. Therefore, View Systems, is developing, and plans to license, its own proprietary compression formulations. View Technologies and View Systems share human resources and Gunther Than is the President and Chief Executive Officer and Andrew Jiranek is Vice President of both companies. Mr. Than and his wife are majority shareholders of View Technologies. The companies account for any and all resources that are jointly used by both companies.
  View Technologies operates out of space adjoining the space occupied by View Systems in Columbia, Maryland. From time to time, as is necessary, View Systems and /or View Technologies will lean each other monies. As of March 31, 1999, View Technologies owed $113,938 in a loan payable to View Systems. We expect View Technologies will either be a significant customer for the Company or the subject of a business combination with the Company. We expect that View Technologies will license hardware designs from the Company and use the Company for the manufacturing of its product.

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 4,166,667, 4,816,667, and 5,595,667 shares were issued and outstanding as of December 31, 1998 March 31, 1999, and June 30, 1999, respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company.
Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The
 Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.











-21-

PART II

ITEM	1.	Market Price of and Dividends on the Registrants Common Equity
 and Other 	Shareholder Matters

The shares of ViewSystems, Inc., the Registrant, trade on the OTC Bulletin
 Board under the symbol VYST with a Standard and Poors Cusip # 926706102. The Company is listed in the Standard and Poors Industrial manual. As of June 30, 1999, the Company listed 174 Shareholders of record. The recent high bids and low bids, from the National Quotation Bureau, were:

						               	High	                	Low
				December 31, 1998 	2 1/8	                	2
				March 31, 1999	   	2 7/16           		2 3/16
				June 30, 1999	     	3	                   	2

	There are ten broker-dealers listed as traders of the Company stock.

	Knight			Wein
	Hill Thompson		Herzog
	Sharp Security		Paragon
	Wilson Davis		GGRC
	Myerson		Nash Weiss

	These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions

	The Companys shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended
(the Exchange Act), commonly referred to as the penny stock rule.  Section
 15(g) sets forth-certain requirements for transactions in penny stocks and title 15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

	The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation from the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by theCommission. If the Companys shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding
 $200,000, or $300,000 together with their spouse.

	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on
-22-
the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Companys Common Stock and may affect the ability to shareholders to sell their shares.


Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	Certain assets of the Companys wholly owned subsidiary, Eastern Tech, are the subjects of civil asset forfeiture initiated by the Federal Bureau of
Investigation, Washington Field Office (the FBI).  On March 12, 1999,
the FBI seized one corporate bank account holding $63,572.21 titled on the name of Eastern Tech and a 1996 Chevrolet Tahoe and bank account holding $43,321.49 titled in the name of Larry Seiler.  Both Mr. Seiler and Eastern Tech are contesting the asset forfeiture action and the matter has been referred to the U.S. Attorneys Office for the District of Columbia.

	The U.S. Attorneys Office for the District of Columbia and the FBI are investigating Eastern Tech and Mr. Seiler in connection with certain subcontracts Eastern Tech performed in 1996 and 1997 for Boeing, Inc., which in turn was performing contracts with the National Space & Aerospace Administration (NASA). In seizing the assets, the FBI has alleged that Eastern Tech and Mr. Seiler paid kickbacks in connection with the Boeing contracts and laundered monies paid from these contracts. Mr. Seiler and
Eastern Tech manufacturing vigorously contest these allegations and are prepared to take whatever actions are necessary to recover the seized assets. No civil or criminal proceedings have been initiated with regard to this on-going investigation.

	The Companys officers and directors are aware of no other threatened or pending litigation, which would have a material, adverse effect on the Company.

ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.

ITEM	4.	Recent Sales of Unregistered Securities

On October 6, 1998, 2,000,000 shares of unregistered stock were issued in conjunction with the acquisition of RealView Systems, Inc., a Colorado corporation, for all the outstanding stock of RealView, on an exchange of share basis.

From November 1998 to February 8, 1999, 666,667 shares were sold to the public pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, for $1,000,000.

On February 25, 1999, 150,000 shares of unregistered stock were exchanged for 100% of the stock of Xyros Systems, Inc., a Maryland corporation, on a share exchange.




-23-
On May 25, 1999, 250,000 shares of unregistered stock were issued in conjunction with the acquisition of Eastern Tech Manufacturing, Corp., a Maryland corporation, for all the outstanding stock of Eastern Tech, on an exchange of share basis. On July 29, 1999, the Company issued 170,000 shares to Larry Seiler, President of Eastern Tech, in exchange for cancellation of payments View Systems or its wholly owned subsidiary
 Eastern Tech, was obligated to make to or for the benefit of Mr.
Seiler.

A total share issuance of 706,000 shares to employees as compensation under the View Systems, Inc., 1999 restricted share plan.

ITEM	5.	Indemnification of Directors and Officers

The By-laws of the Company provide for indemnification of the Companys
 Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in such Act and is therefore unforceable.

Transfer Agent

	The Company has designated Interwest Transfer Company, Inc., 1981 East 4800 South, Salt Lake City, Utah 84117.




























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PART F / S

The Companys financial statements for the fiscal year ended December 31, 1997 and 1998 and March 31, 1999 have been examined to the extent indicated in their reports by Segman & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the
 Securities and Exchange Commission and are included herein in response to
 Item 15 of this Form 10-SB.






































-25-

PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. Articles of Incorporation, dated 1-26-1989, and Amendments to
 Articles of Incorporation
1. Articles of Incorporation
2. Name change, Beneficial Investment Group, Inc. to  BIGI, Inc. 7-21-1998
3. Name change, BIGI, Inc. to View Systems, Inc. 9-22-7998


B. By-laws Views Systems, Inc.

C.	Offering Circular  ViewSystem, Inc.  11-16-98
1. Form D

D.	Acquisition Agreements
1. ViewSystems, Inc. acquisition of RealView Systems, Inc.
2. ViewSystems, Inc. acquisition of Xyros System, Inc.
3. ViewSystems, Inc. acquisition of Eastern Technology Manufacturing
Corporation.

E. Financial Statements
1. Consolidated Audit Statements
December 31, 1998, 1997 & unaudited three months ended March 31, 1999
2. Consolidated for Years ended
December 31, 1998 and 1997
3. Statements December 31, 1997
4. Statements December 31, 1996, 1997, and July 22, 1998

F. Compensation Agreements
1. Gunther Than- View Systems, Inc.
2. Andrew L. Jiranek- View Systems, Inc.
3. David C. Bruggeman- View Systems, Inc.
4. A.	Lawrence Seiler- View Systems, Inc.
5. B.	Lawrence Seiler- Eastern Tech

G. View Systems, Inc. 1999 Restricted Share Plan

H. Restricted Share Agreements
1. Gunther Than
2. Andrew L. Jiranek
3. Vincent DeCampo
4. Tom Weiss
5. David C. Bruggeman
6. Linda Than




-EX-1-

SIGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the
registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							                 VIEW SYSTEMS, INC.
								               (Registrant)




Date:  _______________ 1999				By:____________________________________
							      Gunther Than, President


							By:____________________________________
							      Andrew Jiranek, Vice President, Secretary &
							      General Counsel






























S-2